Exhibit 17.1

March 31, 2016 (11:00 PM)

Fellow Insignia Board Members and Acting President/Executive Officer:

I have appreciated the opportunity to serve as a Board member of Insignia Systems, Inc for a number of years including through a period of significant company reform. I remain optimistic about the Company’s future as a significant and long term shareholder.

I take pride in the new level of accountability and alignment for executive performance recently implemented by the Compensation Committee I chaired, as well as working on the recruitment Committee for the new CEO, and previously sitting on the Audit Committee when we advocated for and implemented reforms including a new accounting and sales management system as well as sales quotas. Further improvements in the area of accountability and performance measures seem necessary in sales management, new product/service offerings and decisions on the best use of cash to increase returns for our customers and especially for our shareholders. I believe our new CEO can lead and implement effective initiatives.

While I do not wish to offend anyone personally, I believe the current dynamic of the Board is not conducive for me to effectively discharge my duties as a fiduciary. In my opinion, the Board majority has been unfair and selective in their treatment of fellow Board member and significant shareholder, Nick Swenson as well as to me. Also in my opinion, the newly instituted “Board Access and Communications Policy” seems overly restrictive for fiduciaries to gain access to information relevant for us to perform our duties. I also hope to see timely and accurate placement of all meeting minutes into the company record including December 2015 and January 2016 meetings per directions already given to the recently installed external Corporate Counsel. It is important that those meeting minutes reflect the matters as articulated and submitted by those individual fiduciaries expressing their views.

I hereby resign as a Board member of Insignia and wish the company, its customers and Shareholders great success.

Respectfully,

/s/ Edward A. Corcoran

Edward A. Corcoran

CC: Jim Melville, recently appointed external Corporate Counsel